UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Crescent Private Credit Income Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

CPC7033CZ

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons BK Canada Holdings Inc.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 4,674,722.829
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,674,722.829
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,674,722.829
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 74.6%(1)
12.	Type of Reporting Person (See Instructions) FI, IV, CO

(1)	Calculated based upon 6,270,349 shares of the Issuer’s common stock (“Common Shares”) outstanding as of October 28, 2024, as reported in the Issuer’s Form 8-K filed October 28, 2024.

Item 1(a).	Name of Issuer

Crescent Private Credit Income Corp (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

11100 Santa Monica Blvd., Suite 2000

Los Angeles, CA 90025

Item 2(a).	Names of Persons Filing

This statement is filed by the BK Canada Holdings, Inc., referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence

1 York Street, 31st Floor

Toronto, Ontario, Canada M5J 0B6

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number

CPC7033CZ

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The reported securities represent Common Stock issued in connection with the full drawdown of the Reporting Person’s aggregate $120 million capital commitment to the Issuer.

The percentage of beneficial ownership reported herein is based upon 6,270,349 shares of Common Stock outstanding as of October 28, 2024, as reported in the Issuer’s Form 8-K filed October 28, 2024.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

BK Canada Holdings, Inc.

By:	/s/ Stephen Peacher
Name:	Stephen Peacher
Title:	Director